Exhibit 4.2

RADIAN GROUP INC.

RESTRICTED STOCK UNIT

INDUCEMENT GRANT

TERMS AND CONDITIONS

These Terms and Conditions (“Terms and Conditions”) are part of the Restricted Stock Unit Inducement Grant made as of June 1, 2026 (the “Grant Date”), by Radian Group Inc., a Delaware corporation (the “Company”), to Michael Weinbach, an employee of the Company (the “Grantee”).

RECITALS

WHEREAS, pursuant to the terms of the Employment Agreement, dated May 21, 2026, between the Company and the Grantee (the “Employment Agreement”), and as a material inducement for the Grantee to enter into employment with the Company, the Company agreed to provide for the grant of restricted stock units to the Grantee on the terms and subject to the conditions set forth herein;

WHEREAS, the grant of the restricted stock units provided for herein is intended to constitute an “employment inducement” award under New York Stock Exchange Listed Company Manual Section 303A.08, and is being issued under the Radian Group Inc. 2026 Inducement Grant Equity Plan (the “Inducement Plan”); and

WHEREAS, the applicable provisions of the Inducement Plan are incorporated into these Terms and Conditions by reference, including the definitions of the capitalized terms contained in the Inducement Plan (unless such terms are otherwise defined herein).

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Grant of Restricted Stock Units.

In accordance with the employment inducement award exemption to the stockholder approval requirements under New York Stock Exchange Listed Company Manual Section 303A.08, or any successor provision, the Company hereby awards to the Grantee 150,000 Restricted Stock Units (hereinafter, the “Restricted Stock Units”), subject to the vesting and other conditions of these Terms and Conditions, provided, however, that if the Grant Date value of the Common Stock underlying the Restricted Stock Units, determined based on the closing price of a share of Common Stock on the New York Stock Exchange as of the Grant Date, would exceed $5,500,000, the number of Restricted Stock Units shall be reduced to an amount equal to a Grant Date value of $5,500,000 (such number of Restricted Stock Units awarded, the “RSU Share Number”). The Company shall promptly file with the Securities and Exchange Commission a registration statement on Form S-8 registering the offer and issuance of shares of Common Stock represented by the Restricted Stock Units.

The Grantee acknowledges that that the grant of the Restricted Stock Units hereunder satisfies in full the Company’s obligation to provide the Grantee a one-time grant of restricted stock units, with vesting contingent on the Grantee’s purchase of Common Stock as described herein, as a material inducement for the Grantee to join the Company, as provided in Section 2(d)(1)(i) of the Employment Agreement.

2.	Vesting.

(a) General Vesting Terms. Provided that the Grantee remains employed by the Company or an Affiliate through the applicable vesting dates set forth in this Section 2 (each, the “Vesting Date”), purchases Common Stock as described below, and meets all other applicable requirements set forth in these Terms and Conditions, the Restricted Stock Units awarded under these Terms and

Conditions shall vest as follows, subject to Section 2(b) below and except as set forth in Sections 2(c) , 2(d) and 2(e) below (the period over which the Restricted Stock Units vest is referred to as the “Restriction Period”):

Vesting Dates	Vested Restricted Stock Units*
May 25, 2027	33% of the awarded Restricted Stock Units
May 25, 2028	33% of the awarded Restricted Stock Units
May 25, 2029	34% of the awarded Restricted Stock Units

*	Subject to Section 2(b) below

(b) Commitment to Purchase and Hold Common Stock. In addition to the other vesting conditions of these Terms and Conditions, vesting of the Restricted Stock Units is conditioned on the Grantee purchasing shares of Common Stock in the amount equal to the RSU Share Number no later than the Purchase Deadline (as defined below). If the Grantee fails to purchase shares of Common Stock in the amount equal to the RSU Share Number by the Purchase Deadline, any Restricted Stock Units granted pursuant to these Terms and Conditions in excess of the number of shares of Common Stock purchased by the Grantee by the Purchase Deadline shall be immediately forfeited as of the Purchase Deadline. In that event, the forfeiture shall be applied first to the Restricted Stock Units in the earliest vesting tranche and, to the extent necessary, to the Restricted Stock Units in each subsequent vesting tranche in chronological order of vesting. The “Purchase Deadline” is the first to occur of (i) December 31, 2026, (ii) the date of the Grantee’s termination of employment for any reason, or (iii) the date of a Change of Control. The Grantee agrees to hold, and not dispose of, such purchased shares through May 31, 2029, except that such holding requirement shall cease to apply in the event of a Change of Control or any termination of the Grantee’s employment for any reason.

(c) Involuntary Termination.

(i) Except as set forth in Section 2(d) below, if the Grantee terminates employment on or before the first Vesting Date because of an Involuntary Termination, one-third of the Grantee’s outstanding Restricted Stock Units will automatically vest on the date of such termination of employment, if and to the extent that the Grantee met the Common Stock purchase requirement described in Section 2(b) by the Purchase Deadline, and the remaining unvested Restricted Stock Units shall be immediately forfeited. If the Grantee terminates employment during the Restriction Period and after the first Vesting Date because of an Involuntary Termination, the Grantee’s outstanding Restricted Stock Units will automatically vest in full on the date of such termination of employment if and to the extent that the Grantee met the Common Stock purchase requirement described in Section 2(b) by the Purchase Deadline.

(ii) For purposes of these Terms and Conditions, the term “Involuntary Termination” shall mean the Grantee’s separation from service from the Company and its Affiliates on account of a termination by the Company or an Affiliate without Cause (as defined below), other than on account of death or Disability; provided the Grantee signs and does not revoke a separation agreement containing a release and waiver of claims in favor of the Company and its Affiliates in a form provided by the Company or an Affiliate, as applicable (“Release”). A termination by the Grantee for Good Reason under the Employment Agreement shall be deemed to be an Involuntary Termination. Each of the terms “Cause” and “Good Reason” shall have the meaning ascribed to the term in the Employment Agreement.

(d) Death or Disability. In the event of the Grantee’s death or Disability while employed by the Company or an Affiliate during the Restriction Period, the Grantee’s outstanding Restricted Stock Units will automatically vest in full on the date of the Grantee’s death or Disability, as applicable, if and to the extent that the Grantee met the Common Stock purchase requirement described in Section 2(b) by the Purchase Deadline. For purposes of these Terms and Conditions, the term “Disability” shall mean a physical or mental impairment of sufficient severity that the Grantee is both eligible for and in receipt of benefits under the long-term disability program maintained by the Company or an Affiliate, as applicable, provided that the Grantee completes 30 days of active service with the Company at any time after the Grant Date and prior to the first Vesting Date. The date of Disability for purposes of these Terms and Conditions is the date on which the Grantee commences to receive such long-term disability benefits.

(e) Change of Control. Notwithstanding the foregoing, if, during the Restriction Period, a Change of Control occurs and the Grantee’s employment is terminated by the Company or an Affiliate without Cause, or the Grantee terminates employment for Good Reason, and the Grantee’s date of termination of employment (or in the event of the Grantee’s termination for Good Reason, the event giving rise to Good Reason) occurs during the period beginning on the date that is 90 days before the Change of Control and ending on the date that is one year following the Change of Control, the unvested Restricted Stock Units will automatically vest as of the Grantee’s date of termination of employment (or, if later, on the date of the Change of Control), if and to the extent that the Grantee met the Common Stock purchase requirement described in Section 2(b) by the Purchase Deadline.

(f) Other Termination. Except as provided in Sections 2(c), 2(d), and 2(e) in the event of a termination of employment, the Grantee will forfeit all Restricted Stock Units that do not vest either before the termination date or on the termination date associated with such termination. Except as provided in Section 2(e), no Restricted Stock Units will vest after the Grantee’s employment with the Company or an Affiliate has terminated for any reason. For clarification purposes, in the event the Grantee’s employment is terminated by the Company or an Affiliate for Cause, the outstanding Restricted Stock Units held by such Grantee shall immediately terminate and be of no further force or effect.

3.	Restricted Stock Units Account.

The Company shall establish a bookkeeping account on its records for the Grantee and shall credit the Grantee’s Restricted Stock Units to the bookkeeping account.

4.	Dividend Equivalents.

Dividend equivalents shall accrue with respect to the Grantee’s Restricted Stock Units and shall be payable subject to the same vesting terms and other conditions as the Restricted Stock Units to which they relate. Dividend equivalents shall be credited on the Restricted Stock Units as of the dividend record date with respect to shares of Common Stock from the Grant Date until the payment date for the vested Restricted Stock Units. The Company will keep records of dividend equivalents in a non-interest bearing bookkeeping account for the Grantee. No interest will be credited to any such account. Vested dividend equivalents shall be paid in cash at the same time and subject to the same terms as the underlying vested Restricted Stock Units. If and to the extent that the underlying Restricted Stock Units are forfeited, all related dividend equivalents shall also be forfeited. For the avoidance of doubt, if the Grantee elects to defer payment of the Restricted Stock Units under a Company deferred compensation plan, the payment date for accrued dividend equivalents will be determined based on the terms of the applicable deferred compensation plan.

5.	Settlement of Restricted Stock Units.

(a) Except as otherwise provided in this Section 5, if the Restricted Stock Units vest in accordance with Section 2(a), the Grantee shall be entitled to receive payment of the vested Restricted Stock Units within 60 days after the applicable Vesting Date.

(b) The vested Restricted Stock Units shall be paid earlier than the applicable Vesting Date in the following circumstances:

(i) If the Restricted Stock Units vest in accordance with Section 2(c) (Involuntary Termination) or Section 2(d) (death or Disability), the Grantee shall receive payment of the vested Restricted Stock Units within 60 days after the date of the Grantee’s termination of employment on account of Involuntary Termination or death, or the date of Disability, as applicable.

(ii) If a Change of Control occurs and the Grantee’s employment terminates in accordance with Section 2(e) (Change of Control), the Grantee shall receive payment of the vested Restricted Stock Units within 60 days after the date of the Grantee’s termination of employment (or, if later, on the date of the Change of Control).

(c) On the applicable payment date, each vested Restricted Stock Unit credited to the Grantee’s account shall be settled in whole shares of Common Stock of the Company equal to the number of vested Restricted Stock Units, subject to (i) compliance with the six-month delay described in Section 18 below, if applicable, (ii) the payment of any federal, state, local, or foreign withholding taxes as described in Section 13 below, and (iii) the Grantee’s compliance with the Restrictive Covenants (as defined in Section 7(a) below). The obligation of the Company to distribute shares shall be subject to the rights of the Company as set forth in the Inducement Plan and to all applicable laws, rules, regulations, and such approvals by governmental agencies as may be deemed appropriate by the Committee, including as set forth in Section 16 below.

(d) Notwithstanding the foregoing, if the Grantee elects to defer payment of the Restricted Stock Units under the Company’s applicable deferred compensation plan, payment shall be made in the form and at the time specified under such plan.

6.	Certain Corporate Changes.

If any change is made to the Common Stock (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, or exchange of shares or any other change in capital structure made without receipt of consideration), then unless such event or change results in the termination of all the Restricted Stock Units granted under these Terms and Conditions, the Committee shall adjust, as provided in the Inducement Plan, the number and class of shares underlying the Restricted Stock Units held by the Grantee to reflect the effect of such event or change in the Company’s capital structure in such a way as to preserve the value of the Restricted Stock Units. Any adjustment that occurs under the terms of this Section 6 or the Inducement Plan will not change the timing or form of payment with respect to any Restricted Stock Units except in accordance with section 409A of the Code.

7.	Restrictive Covenants.

(a) The Grantee acknowledges and agrees that, in consideration for the grant of the Restricted Stock Units, the Grantee is subject to the non-competition, non-solicitation, confidentiality, inventions assignment, and non-disparagement provisions to the extent described in (including incorporated by reference into) Section 14 of the Employment Agreement, the Restrictive Covenants Agreement dated May 21, 2026 between the Grantee and the Company, the Company’s Code of Conduct and Ethics and employment policies, and any other written agreements between the Company and the Grantee (collectively, the “Restrictive Covenants”).

(b) The Grantee acknowledges and agrees that in the event the Grantee breaches any of the Restrictive Covenants or the Grantee’s employment is terminated by the Company or an Affiliate for Cause, including a determination by the Committee that the Grantee has engaged in any activity, at any time, that would be grounds for termination of the Grantee’s employment for Cause:

(i)The Committee may in its discretion determine that the Grantee shall forfeit the outstanding Restricted Stock Units (without regard to whether the Restricted Stock Units have vested, except as to the vested shares where forfeiture of vested shares is expressly prohibited by law), and the outstanding Restricted Stock Units shall immediately terminate, and

(ii)The Committee may in its discretion require the Grantee to return to the Company any shares of Common Stock received in settlement of the Restricted Stock Units; provided, that if the Grantee has disposed of any shares of Common Stock received upon settlement of the Restricted Stock Units, then the Committee may require the Grantee to pay to the Company, in cash, the Fair Market Value of such shares of Common Stock as of the date of disposition. The Committee shall exercise the right of recoupment provided in this subsection (b)(ii) within (x) 180 days after the Committee’s discovery of the Grantee’s breach of any of the Restrictive Covenants or (y) within 180 days after the later of (A) the Grantee’s termination of employment by the Company or an Affiliate for Cause, or (B) the Committee’s discovery of circumstances that, if known to the Committee, would have been grounds for termination for Cause; provided, however, that this right of recoupment shall not limit the Board’s recoupment authority under any applicable clawback or recoupment policy of the Company.

8.	No Stockholder Rights.

The Grantee has no voting rights and no other ownership rights and privileges of a stockholder with respect to the shares of Common Stock subject to the Restricted Stock Units, except as otherwise provided in Section 4.

9.	Retention Rights.

Neither the award of Restricted Stock Units, nor any other action taken with respect to the Restricted Stock Units, shall confer upon the Grantee any right to continue in the employment or service of the Company or an Affiliate or shall interfere in any way with the right of the Company or an Affiliate to terminate Grantee’s employment or service at any time.

10.	Cancellation or Amendment.

This award may be canceled or amended by the Committee, in whole or in part, in accordance with the applicable terms of the Inducement Plan.

11.	Notice.

Any notice to the Company provided for in these Terms and Conditions shall be addressed to it in care of the Corporate Secretary of the Company, 550 East Swedesford Road, Suite 350, Wayne, Pennsylvania 19087, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll system of the Company or an Affiliate, as applicable, or to such other address as the Grantee may designate to the Company or an Affiliate, as applicable, in writing. Any notice provided for hereunder shall be delivered by hand, sent by telecopy or electronic mail, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage and registry fee prepaid in the United States mail, or other mail delivery service. Notice to the Company shall be deemed effective upon receipt. By receipt of these Terms and Conditions, the Grantee hereby consents to the delivery of information (including without limitation, information required to be delivered to the Grantee pursuant to the applicable securities laws) regarding the Company, the Inducement Plan, and the Restricted Stock Units via the Company’s electronic mail system or other electronic delivery system.

12.	Incorporation of Inducement Plan by Reference.

These Terms and Conditions are made pursuant to the terms of the Inducement Plan, the terms of which are incorporated herein by reference, and shall in all respects be interpreted in accordance therewith. The decisions of the Committee shall be conclusive upon any question arising hereunder. The Grantee’s receipt of the Restricted Stock Units awarded under these Terms and Conditions constitutes the Grantee’s acknowledgment that all decisions and determinations of the Committee with respect to the Inducement Plan, these Terms and Conditions, and/or the Restricted Stock Units shall be final and binding on the Grantee, the Grantee’s beneficiaries, and any other person having or claiming an interest in such Restricted Stock Units. The settlement of any award with respect to Restricted Stock Units is subject to the provisions of the Inducement Plan and to interpretations, regulations, and determinations concerning the Inducement Plan as established from time to time by the Committee in accordance with the provisions of the Inducement Plan. A copy of the Inducement Plan will be furnished to the Grantee upon request. Additional copies may be obtained from the Corporate Secretary of the Company, 550 East Swedesford Road, Suite 350, Wayne, Pennsylvania 19087.

13.	Income Taxes; Withholding Taxes.

The Grantee is solely responsible for the satisfaction of all taxes and penalties that may arise in connection with the Restricted Stock Units pursuant to these Terms and Conditions. At the time of taxation, the Company or any of its Affiliates employing the Grantee shall have the right to deduct from other compensation or from amounts payable with respect to the Restricted Stock Units, including by withholding shares of Common Stock to satisfy the federal (including FICA), state, local and foreign income and payroll tax withholding obligation on amounts payable in shares, in accordance with procedures authorized by the Committee and established by the Company.

14.	Governing Law.

Where permissible by applicable law, the validity, construction, interpretation, and effect of this instrument shall exclusively be governed by, and determined in accordance with, the applicable laws of the State of Delaware, excluding any conflicts or choice of law rule or principle.

15.	Advice to Consult Counsel.

The Company advises the Grantee to consult with an attorney before signing these Terms and Conditions. The Grantee represents and warrants that the Grantee has obtained independent legal advice from an attorney of the Grantee’s own choice with respect to these Terms and Conditions and the Restrictive Covenants or the Grantee has knowingly and voluntarily chosen not to do so.

16.	Grant Subject to Applicable Laws and Company Policies.

These Terms and Conditions shall be subject to any required approvals by any governmental or regulatory agencies. This award of Restricted Stock Units shall also be subject to any applicable clawback or recoupment policies, share trading policies, and other policies of the Company from time to time in accordance with applicable law. Notwithstanding anything in these Terms and Conditions to the contrary, the Inducement Plan, these Terms and Conditions, and the Restricted Stock Units awarded hereunder shall be subject to all applicable laws, including any laws, regulations, restrictions, or governmental guidance that becomes applicable in the event of the Company’s participation in any governmental programs, and the Committee reserves the right to modify these Terms and Conditions and the Restricted Stock Units as necessary to conform to any restrictions imposed by any such laws, regulations, restrictions, or governmental guidance or to conform to any applicable clawback or recoupment policies, share trading policies, and other policies of the Company. As a condition of participating in the Inducement Plan, and by the Grantee’s acceptance of the Restricted Stock Units, the Grantee is deemed to have agreed to any such modifications that may be imposed by the Committee, and agrees to sign such waivers or acknowledgments as the Committee may deem necessary or appropriate with respect to such modifications.

17.	Assignment.

These Terms and Conditions shall bind and inure to the benefit of the successors and assignees of the Company. The Grantee may not sell, assign, transfer, pledge, or otherwise dispose of the Restricted Stock Units, except to a Successor Grantee in the event of the Grantee’s death.

18.	Section 409A.

This award of Restricted Stock Units is intended to be exempt from or comply with the applicable requirements of section 409A of the Code and shall be administered in accordance with section 409A of the Code. Vested Restricted Stock Units shall be distributed no later than March 15 of the calendar year following the calendar year in which the Restricted Stock Units vest. Notwithstanding anything in these Terms and Conditions to the contrary, if the Restricted Stock Units constitute “deferred compensation” under section 409A of the Code and the Restricted Stock Units become vested and settled upon the Grantee’s termination of employment, payment with respect to the Restricted Stock Units shall be delayed for a period of six months after the Grantee’s termination of employment if the Grantee is a “specified employee” as defined under section 409A of the Code (as determined by the Committee), if required pursuant to section 409A of the Code. If payment is delayed, the shares of Common Stock of the Company shall be distributed within 30 days of the date that is the six-month anniversary of the Grantee’s termination of employment. If the Grantee dies during the six-month delay, the shares shall be distributed in accordance with the Grantee’s will or under the applicable laws of descent and distribution. Notwithstanding any provision to the contrary herein, payments made with respect to this award of Restricted Stock Units may only be made in a manner and upon an event permitted by section 409A of the Code, and all payments to be made upon a termination of employment hereunder may only be made upon a “separation from service” as defined under section 409A of the Code, if required pursuant to section 409A of the Code. To the extent that any provision of these Terms and Conditions would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Restricted Stock Units to fail to satisfy the requirements of section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law. In no event shall the Grantee, directly or indirectly, designate the calendar year of payment. If the Restricted Stock Units constitute “deferred compensation” under section 409A of the Code and payment is subject to the execution of a Release, and if payment with respect to the Restricted Stock Units that is subject to the execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute and attest this instrument, and the Grantee has placed the Grantee’s signature hereon, effective as of the Grant Date set forth above.

RADIAN GROUP INC.

By:
Name: Mary Dickerson
Title: Senior Executive Vice President,
Chief People and Operating Officer

By electronically acknowledging and accepting this award of Restricted Stock Units following the date of the Company’s electronic notification to the Grantee, the Grantee (a) acknowledges receipt of the Inducement Plan incorporated herein, (b) acknowledges that the Grantee has read the Award Summary delivered in connection with this grant of Restricted Stock Units and these Terms and Conditions and understands the terms and conditions of them, (c) accepts the award of the Restricted Stock Units described in these Terms and Conditions, (d) agrees to be bound by the terms of the Inducement Plan and these Terms and Conditions, and (e) agrees that all decisions and determinations of the Committee with respect to the Restricted Stock Units shall be final and binding.